FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 27, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 27, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com

Telephone	+41 1 333 88 44
Fax	+41 1 333 88 77

media.relations@credit-suisse.com

Credit Suisse Group Releases US GAAP Financial Information

Zurich, April 27, 2004 - Credit Suisse Group today published US GAAP financial information for 2003 and prior years, as announced at the presentation of its 2003 Swiss GAAP results on February 12, 2004. The US GAAP financial information is now available at: www.credit-suisse.com.

Credit Suisse Group changed its primary accounting standard from Swiss GAAP to US GAAP at the beginning of 2004. Credit Suisse Group’s unaudited US GAAP net income for 2003 was CHF 770 million, compared to the net profit of CHF 5.0 billion under Swiss GAAP. Credit Suisse Group’s unaudited US GAAP shareholders’ equity as of December 31, 2003, was CHF 34.0 billion, compared to CHF 31.7 billion under Swiss GAAP (excluding minority interests).

As explained previously, the main reason for the variation in the Group’s net result is the differing accounting treatment of the 1997 merger with Winterthur, which led to the creation of goodwill under US GAAP. The divestitures at Winterthur in the UK and in Italy, as well as the deterioration of the market environment for the entire insurance industry, resulted in a CHF 3.2 billion reduction in this goodwill, which was recognized in the 2003 US GAAP income statement. Further reasons for the variation in the Group’s net result include the differing accounting treatment under Swiss GAAP and US GAAP of goodwill amortization, certain insurance reserves, pension plans, software capitalization and hedging transactions.

During the transition to US GAAP, the Group identified certain errors pertaining to periods when US GAAP was applied on a supplemental, reconciliation basis only. The Group is today filing an Annual Report on Form 20-F/A for 2002 with the SEC, which reflects a restatement of its US GAAP reconciled financial information for 2002, 2001 and 2000. The overall impact of the US GAAP adjustments was a reduction of CHF 232 million in the Group’s net loss for 2002, a reduction of CHF 28 million in its net loss for 2001 and an increase of CHF 159 million in its net profit for 2000. These adjustments had no impact on the respective results reported under Swiss GAAP. The Annual Report on Form 20-F/A for 2002 can also be found at: www.credit-suisse.com.

Credit Suisse Group’s US GAAP results for 2003 and prior years may not be indicative of future performance because the Group previously managed its business on the basis of Swiss GAAP. Going forward, the primary drivers in the Group’s businesses remain practically unchanged.

First quarter 2004 net income will be pre-released in connection with the Annual General Meeting on April 30, 2004. The first quarter 2004 results will be published in full on May 5, 2004. The Group’s 2003 Annual Report on Form 20-F, including full audited US GAAP consolidated financial statements, is expected to be filed with the SEC at the end of June 2004.

Enquiries
Credit Suisse Group, Media Relations        Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations      Telephone +41 1 333 4570

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,800 staff worldwide. As of December 31, 2003, it reported assets under management of CHF 1,199.0 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CONSOLIDATED US GAAP FINANCIAL INFORMATION – UNAUDITED – 2003

Important note

The unaudited consolidated US GAAP financial information contained in this report represents historical information, which previously was reported in accordance with Swiss GAAP and has been restated to be presented in accordance with US GAAP. This restatement to US GAAP has been performed in connection with the Group’s change of its primary basis of accounting from Swiss GAAP to US GAAP as of January 1, 2004. The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.

This unaudited consolidated US GAAP financial information includes certain primary financial statements (income statement, balance sheet and statement of changes in shareholders’ equity) and certain explanatory notes. It does not, however, represent complete financial statements in accordance with US GAAP. Complete audited consolidated US GAAP financial statements and related note disclosures will be made available in connection with the Group’s filing of the 2003 Annual Report on Form 20-F with the SEC, which is expected to take place in June 2004.

The purpose of providing this unaudited consolidated US GAAP financial information is to assist stakeholders in understanding the format of the Group’s US GAAP reporting prior to its release of first quarter 2004 results on May 5, 2004. This information is supplemental and is not intended to satisfy any regulatory reporting requirements.

Cautionary statement regarding forward-looking information

This “Unaudited consolidated US GAAP financial information 2003” contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission.

CONSOLIDATED US GAAP FINANCIAL INFORMATION (UNAUDITED)

CONSOLIDATED US GAAP FINANCIAL INFORMATION – UNAUDITED –
CONSOLIDATED US GAAP FINANCIAL INFORMATION (UNAUDITED)
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of changes in shareholders’ equity
Comprehensive income
SELECTED EXPLANATORY NOTES TO THE CONSOLIDATED US GAAP FINANCIAL INFORMATION (UNAUDITED)
A Summary of significant accounting policies
Principles of consolidation
Foreign currency translation
Cash and cash equivalents
Reverse repurchase and repurchase agreements
Securities lending and borrowing (SLB) transactions
Trading assets and liabilities
Derivatives classified as trading
Investment securities
Other investments
Loans
Allowance for loan losses
Real estate, premises and equipment
Goodwill and other intangible assets
Present value of future profits
Recognition of impairment losses on tangible fixed assets, goodwill and other intangible assets
Income taxes
Assets and liabilities held for separate accounts
Other assets
Derivatives used for hedging purposes
Deferred policy acquisition costs
Provisions from the insurance businesses
Provision for future policyholder benefits
Provision for death and other benefits
Provision for future dividends to policyholders
Life products, where the investment risk is borne by the policyholders
Provision for unpaid claims and claim adjustment expenses
Reinsurance
Other liabilities
Pensions and other post-retirement benefits
Share-based compensation
Own shares and own bonds
Commissions and fees
Insurance premiums earned, net and related expenses
B Recently issued accounting standards
Recently adopted standards
Standards to be adopted in future periods
C Business developments and subsequent events
Divestitures
Acquisitions
Indemnification
Subsequent events
D Discontinued operations
E Interest and dividend income and interest expense
F Trading activities
G Loans
H Earnings per share
I Description of derivatives and hedging activities
Swaps
Options
Forwards and Futures
Trading activities
Economic hedges
Fair value hedges
Cash flow hedges
Net investment hedges
Hedge documentation
Hedge discontinuation

Consolidated statements of income

Year ended December 31, in CHF m	2003	2002	2001

Interest and dividend income	28,364	32,200	45,961
Interest expense	(16,637)	(21,191)	(35,872)

Net interest income	11,727	11,009	10,089

Commissions and fees	12,948	15,344	18,992
Trading revenues	3,528	3,443	9,728
Realized gains/(losses) from investment securities, net	1,536	(4,207)	(563)
Insurance net premiums earned	21,823	22,307	22,159
Other revenues	(56)	(510)	(231)

Total noninterest revenues	39,779	36,377	50,085

Net revenues	51,506	47,386	60,174

Policyholder benefits, claims and dividends	22,885	19,274	21,756
Provision for credit losses	615	2,504	1,672

Total benefits, claims and credit losses	23,500	21,778	23,428

Insurance underwriting, acquisition and administration expenses	4,542	4,909	5,078
Banking compensation and benefits	11,042	13,495	18,177
Other expenses	9,010	11,421	14,285
Goodwill impairment	1,510	0	0
Restructuring charges	138	32	74

Total operating expenses	26,242	29,857	37,614

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,764	(4,249)	(868)

Income tax expense/(benefit)	(13)	(109)	(206)
Dividends on preferred securities for consolidated entities	133	133	96
Minority interests, net of tax	(31)	(193)	146

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,675	(4,080)	(904)

Income/(loss) from discontinued operations, net of tax	(346)	(447)	122
Extraordinary items, net of tax	7	18	0
Cumulative effect of accounting changes, net of tax	(566)	61	123

Net income/(loss)	770	(4,448)	(659)

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.43	(3.53)	(0.80)
Income/(loss) from discontinued operations, net of tax	(0.30)	(0.39)	0.11
Extraordinary items, net of tax	0.01	0.02	0.00
Cumulative effect of accounting changes, net of tax	(0.48)	0.05	0.11

Net income/(loss)	0.66	(3.85)	(0.58)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.39	(3.53)	(0.80)
Income/(loss) from discontinued operations, net of tax	(0.29)	(0.39)	0.11
Extraordinary items, net of tax	0.01	0.02	0.00
Cumulative effect of accounting changes, net of tax	(0.47)	0.05	0.11

Net income/(loss)	0.64	(3.85)	(0.58)

Consolidated balance sheets

December 31, in CHF m	2003	2002

Assets
Cash and due from banks	24,799	28,461
Interest-bearing deposits with banks	2,992	2,618
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	257,083	267,634
Securities received as collateral	15,151	8,313
Trading assets (of which CHF 103,286 m and CHF 96,476 m encumbered)	296,076	263,090
Investment securities (of which CHF 4 m and CHF 992 m encumbered)	105,807	108,732
Other investments	7,894	15,107
Real estate held for investment	9,148	9,916
Loans, net of allowance for loan losses of CHF 4,646 m and CHF 7,427 m	177,179	180,797
Premises and equipment	7,819	9,372
Goodwill	12,325	16,664
Intangible assets	4,056	4,794
Assets held for separate accounts	5,693	13,377
Other assets (of which CHF 2,644 m and CHF 5,594 m encumbered)	78,286	79,243
Discontinued operations – assets	0	19,040

Total assets	1,004,308	1,027,158

Liabilities and shareholders' equity
Deposits	261,989	245,265
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	236,847	251,843
Obligation to return securities received as collateral	15,151	8,313
Trading liabilities	156,331	140,398
Short-term borrowings	11,497	10,008
Provisions from the insurance business	128,835	126,093
Long-term debt	89,697	105,440
Liabilities held for separate accounts	5,689	13,503
Other liabilities	61,300	72,789
Discontinued operations – liabilities	24	16,441

Preferred securities	2,214	2,178
Minority interests	743	709

Total liabilities	970,317	992,980

Common shares	1,195	1,190
Additional paid-in capital	23,586	24,417
Retained earnings	14,873	14,214
Treasury shares, at cost	(3,144)	(4,387)
Accumulated other comprehensive income/(loss)	(2,519)	(1,256)

Total shareholders' equity	33,991	34,178

Total liabilities and shareholders' equity	1,004,308	1,027,158

Commitments and contingencies refer to notes 3, 36 and 46.

Consolidated statements of changes in shareholders’ equity

								Accumulated
						Common		other
				Additional		shares in		comprehen-
	Common shares		Common	paid in	Retained	treasury		sive income/
in CHF m, except common shares outstanding	outstanding	1)	shares	capital	earnings	at cost	2)	(loss)	Total

Balance December 31, 2000	1,103,882,156		6,009	24,795	19,472	(7,466)		6,294	49,104

Net income	–		–	–	(659)	–		–	(659)
Other comprehensive income/(loss), net of tax	–		–	–	–	–		(3,631)	(3,631)
Issuance of common shares	2,457,851		11	164	–	–		–	175
Cancellation of repurchased shares	(7,600,000)		(38)	(531)	–	–		–	(569)
Issuance of treasury shares	235,177,204		–	235	–	15,874		–	16,109
Repurchase of treasury shares	(243,106,991)		–	–	–	(16,799)		–	(16,799)
Share-based compensation	29,913,015		–	363	–	2,133		–	2,496
Net premium/discount on treasury share and own share derivative activity	–		–	54	–	–		–	54
Repayment out of share capital (CHF 2.00 per share) 3)	–		(2,392)	–	–	–		–	(2,392)
Dividend on treasury shares	–		–	–	173	–		–	173

Balance December 31, 2001	1,120,723,235		3,590	25,080	18,986	(6,258)		2,663	44,061

Net income	–		–	–	(4,448)	–		–	(4,448)
Other comprehensive income/(loss), net of tax	–		–	–	–	–		(3,919)	(3,919)
Issuance of common shares	1,011,909		2	26	–	–		–	28
Cancellation of repurchased shares	(7,730,000)		(23)	(69)	(450)	–		–	(542)
Issuance of treasury shares	141,837,418		–	(482)	–	4,884		–	4,402
Repurchase of treasury shares	(163,895,110)		–	–	–	(4,811)		–	(4,811)
Share-based compensation	24,110,853		–	(147)	–	1,798		–	1,651
Net premium/discount on treasury share and own share derivative activity	–		–	9	–	–		–	9
Repayment out of share capital (CHF 2.00 per share) 3)	–		(2,379)	–	–	–		–	(2,379)
Dividend on treasury shares	–		–	–	126	–		–	126

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)		(1,256)	34,178

Net income			–	–	770	–		–	770
Other comprehensive income/(loss), net of tax			–	–	–	–		(1,263)	(1,263)
Issuance of common shares	5,114,194		5	14	–	–		–	19
Issuance of treasury shares	182,622,865		–	–	–	6,913		–	6,913
Repurchase of treasury shares	(191,245,719)		–	–	–	(7,009)		–	(7,009)
Share-based compensation	17,813,303		–	(844)	–	1,339		–	495
Net premium/discount on treasury share and own share derivative activity			–	(1)	–	–		–	(1)
Cash dividends paid (CHF 0.10 per share)			–	–	(111)	–		–	(111)

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)		(2,519)	33,991

1) At par value CHF 1.00 each, fully paid, net of treasury shares.
2) Comprising 64,642,966, 73,833,415 and 75,886,576 treasury shares at December 31, 2003, 2002 and 2001, respectively. In addition to the treasury shares, a maximum of 272,718,007, 228,970,984 and 191,026,457 unissued shares (conditional and authorized capital) at December 31, 2003, 2002 and 2001, respectively, were available for issuance without the approval of the shareholders.
3) For the financial year 2000, repayment out of share capital as approved on June 1, 2001 in lieu of a dividend. For the financial year 2001, repayment out of share capital as approved on May 31, 2002 in lieu of a dividend.

Comprehensive income

Year ended December 31, in CHF m	2003	2002	2001

Net income/(loss)	770	(4,448)	(659)
Other comprehensive income/(loss)	(1,263)	(3,919)	(3,631)

Comprehensive income/(loss)	(493)	(8,367)	(4,290)

This unaudited consolidated US GAAP information does not represent complete financial statements in accordance with US GAAP. Complete audited consolidated US GAAP financial statements and related note disclosures will be made available in connection with the Group's filing of the 2003 Annual Report on Form 20-F with the SEC, which is expected to take place in June 2004.

SELECTED EXPLANATORY NOTES TO THE CONSOLIDATED US GAAP FINANCIAL INFORMATION (UNAUDITED)

A Summary of significant accounting policies

The accompanying consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, for entities in which the equity holders have substantive voting interests. Effective December 31, 2003, the Group also consolidates variable interest entities (VIEs) that are considered special purpose entities and where the Group is the primary beneficiary under the requirements of the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (FIN 46). The effects of intercompany transactions and balances have been eliminated.

The Group accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Group holds 20% to 50% of the voting rights, using the equity method of accounting under Other investments . The Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in Other revenues .

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by translating to the functional currency of the related entity at the exchange rate on the date of the transaction. At the balance sheet date, monetary assets and liabilities such as receivables and payables are reported using the year-end spot exchange rates. Exchange rate differences are reported in the statement of income.

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the average foreign exchange rate for the year. Translation adjustments arising on consolidation are included in Other comprehensive income/(loss) within Shareholders’ equity .

Cash and cash equivalents
Cash and cash equivalents are defined as those amounts included in Cash and due from banks . Cash equivalents are short-term, highly liquid instruments with original maturities of three months or less and that are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in Trading assets . Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in Interest and dividend income and Interest expense , respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to master netting agreements.

Securities lending and borrowing (SLB) transactions
Securities borrowed and securities loaned are included in the balance sheet at amounts equal to the cash advanced or received. If securities received in a SLB transaction may be sold or repledged, they are recorded as securities received as collateral and a corresponding liability to return the securities is recorded. Fees and interest received or paid are recorded in Interest and dividend income and Interest expense , respectively, on an accrual basis.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent for the individual item.

Fair value is generally defined as the amount at which an asset/liability could be bought/incurred or sold/settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices when available are used to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of premium/discount arising at acquisition of debt securities, are recorded in Trading revenues . Interest from debt securities and dividends on equity securities are recorded in Interest and dividend income .

Derivatives classified as trading
Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives classified as trading assets and liabilities arise from proprietary trading activity and from customer-based activity.

Derivatives are carried at fair value with changes in realized and unrealized gains and losses and interest flows included in Trading revenues . The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms’ length transaction.

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains evident at the inception of the contracts such that no gain is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Replacement values of derivative contracts are recorded on a net basis per counterparty, where a master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

Refer to note I, Description of derivatives and hedging activities, for further information on the derivatives used by the Group and the associated accounting method applied.

Investment securities
Investment securities include debt securities classified as held-to-maturity, and debt and marketable equity securities classified as available-for-sale.

Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in Other comprehensive income/(loss) within Shareholders’ equity . Amounts reported in Other comprehensive income/(loss) are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs on participating policies (shadow adjustments).

Amortization of premiums or discounts is recorded in Interest and dividend income using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in Realized gains/(losses) from investment securities, net at the time of sale on the basis of specific identification.

Recognition of an impairment loss on debt securities is recorded in the statement of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration of creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from general market interest, credit spread or exchange rate movements to the extent the Group has the intent and ability to hold the debt security to maturity.

Recognition of an impairment loss on equity securities is recorded in the statement of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%. Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.

Unrealized losses are recognized in the statement of income when a decision has been taken to sell a security.

Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

The valuation for non-marketable equity securities depends on whether the securities are held in the banking or insurance businesses. Non-marketable equity securities held by the Group’s banking subsidiaries that are considered investment companies and subsidiaries that engage exclusively in private equity and other related activities are carried at their estimated fair value, with changes in fair value recorded in the statement of income. Non-marketable equity securities held in the insurance business are carried at fair value with changes in fair value recorded in Accumulated other comprehensive income/(loss) within shareholders’ equity. The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment.

Loans
Loans are carried at outstanding principal balances, net of unamortized premiums and discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the statement of income in Provision for credit losses.

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans where a specifically identified loss has been included in the specific component of the allowance for loan losses. For lending-related commitments a provision for losses is estimated based on historical loss and recovery experience, which is recorded in Other liabilities . Changes in the estimated calculation of losses are recorded in the statement of income in Other expenses .

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of future cash flows. The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, the Group continues to accrue interest for collection purposes; however, a provision is recorded, resulting in no income recognition. In addition, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the statement of income. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established for any shortfall between the estimated net recoverable amount and the principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance net of provisions previously recorded is evaluated for collectibility and additional provisions are established as required. Charge-off of a loan occurs when it is considered certain that there is no possibility to recover the outstanding principal. Recoveries of loans previously charged-off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. Cash amounts received relating to fees are applied to the outstanding principal loan balance during this period. On settlement of a loan, if the loan balance is not collected in full, the loan is charged-off, net of any deferred loan fees and costs.

Interest collected on non-performing loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Loans held for sale are carried at the lower of amortized cost or market value and are included in Other assets . Lease financing transactions where the Group is the lessor are included in Loans at amounts representing the gross receivable less any unearned lease income. Lease payments received are recorded as a reduction of the gross lease receivable, and a portion is recorded as Interest and dividend income .

Real estate, premises and equipment
Real estate, premises and equipment are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful life. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful life, generally three to five years.

The Group capitalizes costs relating to the acquisition, installation and development of software having a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Group reflects finance leasing activities for which it is the lessee by recording an asset in Premises and equipment , and a corresponding liability in Other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets
Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Intangible assets other than goodwill may be acquired individually or as part of a group of assets assumed in a business combination. Intangible assets include but are not limited to patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base, deposit relationships, presence in the marketplace, and earnings capacity. Acquired intangible assets are initially measured based on the amount of cash disbursed or fair value of other assets distributed. Prior to January 1, 2002, Goodwill and Intangible assets were amortized over their estimated useful lives. Effective January 1, 2002, goodwill is no longer amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized.

Present value of future profits
The present value of future profits (PVFP) is the actuarially determined present value of anticipated profits to be realized from life and health insurance in force at the date of the Group’s acquisition of insurance businesses. Interest accrues on the unamortized PVFP based upon the earned rate or credited rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Expected future profits used in determining the PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, policy surrenders, operating expenses and yields on assets supporting policy liabilities as well as other factors. The discount rate used to determine the PVFP is the rate of return required to invest in the business being acquired. Additionally, the PVFP asset is adjusted for the impact on estimated gross margins and profits of net unrealized gains and losses on securities. Amortization of PVFP is recorded in Insurance underwriting, acquisition and administration expenses .

Recognition of impairment losses on tangible fixed assets, goodwill and other intangible assets
The Group evaluates Premises and equipment , Goodwill and Intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or is greater than its fair value. Goodwill is allocated to the Group’s reporting units for purposes of the impairment test. An impairment loss is deemed to have occurred if the carrying value of a tangible fixed or intangible asset exceeds its implied fair value. Reversals of previously recorded impairment losses are prohibited.

In the insurance business, the PVFP asset is periodically evaluated for recoverability. If the present value of future net cash flows from the insurance business acquired is insufficient to recover the PVFP, the difference is charged to expense as a write-down of the PVFP.

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the balance sheet date and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in Other assets and Other liabilities , respectively. Deferred income tax expense or benefit is recorded in Income tax expense/(benefit) , except to the extent the change relates to transactions recorded directly in Shareholders’ equity . Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

Assets and liabilities held for separate accounts
Separate accounts include investments for the benefit of life insurance policyholders who bear the investment risk. These separate accounts are carried at fair value. Net investment income from the separate account business is included in Other revenues.

Provisions for future policyholder benefits, actuarial provisions for annuities, provisions for death and other benefits and loss, loss adjustment expense reserves and reinsurance reserves are recorded in Provisions from the insurance business .

Other assets
Other assets include brokerage receivables, real estate and loans held for sale, interest and fee receivables, deferred tax assets, premiums and other receivables from agents and policyholders, deferred policy acquisition costs, reinsurance recoverables, derivative instruments used for hedging purposes, time and precious metals time accounts related to certain brokerage transactions and policy loans and other miscellaneous receivables.

Derivatives used for hedging purposes
Derivatives are carried at fair value. The fair values of derivatives held for hedging purposes are included as Other assets or Other liabilities in the consolidated balance sheet. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in Trading revenues .

Refer to note I, Description of derivatives and hedging activities, for further information on the derivatives used by the Group and the associated accounting method applied.

Deferred policy acquisition costs
Policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs. Acquisition costs that vary with and are directly related to the acquisition of insurance contracts are deferred to the extent they are deemed recoverable from future earnings. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset.

Deferred policy acquisition costs on participating traditional life products are amortized over the life of the insurance contracts in proportion to the estimated gross margins. Deferred policy acquisition costs on other traditional life products are amortized over the premium paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policyholder benefits. Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profit.

The effect on the amortization of deferred policy acquisition costs for revisions to estimated gross margins or profits for all insurance contracts is reflected in the current period. The deferred policy acquisition costs asset related to participating traditional life products and non-traditional life products is adjusted for the impact on estimated gross margins or profits of net unrealized gains and losses on securities. Deferred policy acquisition costs for non-life products are amortized over the periods in which the premiums are earned. Amortization of deferred policy acquisition costs is recorded in Insurance underwriting, acquisition and administration expenses.

Provisions from the insurance businesses
Provision for future policyholder benefits
The provision for future policyholder benefits for participating traditional life products is computed using the net level premium method, which represents the present value of future policyholder benefits less the present value of future net premiums. This method uses assumptions for mortality and interest rates that are guaranteed in the contracts or used in determining dividends.

The provision for future policyholder benefits for other traditional life products is computed using the net level premium method. The assumptions are based on the Group’s experience and industry standards, including provision for adverse deviations that were in effect as of the issue date of the contract.

The provision for future policyholder benefits for non-traditional life products is equal to the account value, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges.

When the provision for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written-off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

Effective January 1, 2003, upon adoption of Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), provisions for future policyholder benefits also includes liabilities for guaranteed minimum death and similar mortality and morbidity benefits related to life products, where the investment risk is borne by the policyholder, annuitization options as well as sales inducements; such liabilities are calculated based on contractual obligations using actuarial assumptions. An additional liability for annuitization benefits is accrued over the period of the contract. The liability is calculated as the difference between the present value of expected annuitization payments using the current annuity conversion rate and the expected account balance at the expected annuitization date multiplied by the proportion of assessments made to expected total assessments. Contractually agreed sales inducements to policyholders include persistency bonuses and are accrued over the period in which the insurance contract must remain in force to qualify for the inducement.

Provision for death and other benefits
Claim provisions represent amounts due on life and accident and health claims that have been incurred as of the balance sheet date, but have not yet been paid. This includes claims incurred but not reported (IBNR) and claims handling expense. The interest rate used to discount future payments is impacted by the net unrealized gains and losses on securities, resulting in an adjustment to claim provisions.

Provision for future dividends to policyholders
Dividends on participating traditional life products are accrued when earned and computed in accordance with local statutory or contractual requirements. The provision for policyholder dividends also includes a deferred bonus reserve (DBR), which represents amounts that result from differences between the consolidated financial statements and the local statutory financial statements and that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for policyholder dividends is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

Life products, where the investment risk is borne by the policyholders
Assets and liabilities are maintained separately for non-traditional life products designed to meet specific investment objectives of policyholders. The policyholder bears the investment risk associated with the products, and investment income and investment gains and losses accrue directly to the policyholders. Assets and liabilities associated with these products are carried at fair value. Changes in the fair value of assets and liabilities are recorded in Other revenues . In some countries, contracts offer additional guaranteed benefits. Provisions for such guarantees are recorded in Provisions from the insurance business .

Provision for unpaid claims and claim adjustment expenses
Claim and claim adjustment expenses are recorded as incurred. Claim provisions comprise estimates of the unpaid portion of the reported losses and estimates of the amount of losses incurred but not yet reported to the insurer. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain claim reserves for which the payment pattern and ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at the rate used for statutory accounting but not exceeding the long-term risk-free rate.

Reinsurance
Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits. Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

Other liabilities
Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost.

Share-based compensation
Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new awards granted to employees on or after January 1, 2003 are accounted for at fair value. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The following table presents net income and basic and diluted earnings per share as reported and as if all outstanding awards were accounted for at fair value under SFAS 123.

Year ended December 31, in CHF m, except the per share amounts	2003	2002	2001

Net income/(loss) – as reported	770	(4,448)	(659)
Add: Share-based compensation expense included in reported net income/(loss), net of related tax effects	740	1,040	1,544
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(761)	(1,557)	(2,109)

Net income/(loss) – pro forma	749	(4,965)	(1,224)

Basic earnings/(loss) per share – as reported	0.66	(3.85)	(0.58)
Basic earnings/(loss) per share – pro forma	0.64	(4.30)	(1.08)

Diluted earnings/(loss) per share – as reported	0.64	(3.85)	(0.58)
Diluted earnings/(loss) per share – pro forma	0.62	(4.30)	(1.08)

The Group had certain option plans outstanding, primarily related to the years 1999 and prior, which included either a cash settlement feature or that were linked to performance-based vesting requirements. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

Own shares and own bonds
The Group may buy and sell own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to physically hedge commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to shareholders’ equity. Derivatives on own shares are recorded as assets or liabilities. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in shareholders’ equity are excluded from the income statement. Purchases of own bonds are recorded as an extinguishment of debt.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized over the period that the related service is provided, generally on a trade-date basis. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed, as long as there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

Insurance premiums earned, net and related expenses
Premiums from traditional life products, both participating and non-participating, are recognized as revenue when due from the policyholder. Profit for contracts with a limited number of premium payments is deferred and recognized over the period for which coverage is provided.

Premiums from non-traditional life products are recognized as revenue when due from the policyholder. For contracts with front-end fees, any excess front-end fees are deferred and recognized in proportion to the estimated gross profits. These deferred fees are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities. Premiums from non-life products are recorded at inception of the contract and are earned primarily on a pro-rata basis over the term of the related policy coverage with the unearned portion being deferred in the balance sheet as unearned premiums.

Premiums from the separate accounts business and premiums for non-traditional life products are not reported as insurance premiums but rather represent amounts assessed against the policyholder and are recorded in Other revenues . Claims and dividends to policyholders incurred are recorded in Policyholder benefits, claims and dividends .

B Recently issued accounting standards

Recently adopted standards
In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132R). The new disclosure requirements apply to the Group’s domestic (Swiss) plans for 2003. SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R is effective for financial statements with fiscal years ending after December 15, 2003 and the interim disclosures are required for periods beginning after December 15, 2003. The Group has adopted the new disclosure requirements of SFAS 132R.

In November 2003, the Emerging Issues Task Force reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments, which also discussed the impairment model for available for sale and held to maturity securities under SFAS No. 115 (EITF 03-1). The Group has adopted the new disclosure requirements of EITF 03-1.

In July 2003, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. The most significant accounting implications of SOP 03-1 for the Group are as follows: (1) for contracts containing an annuitization benefit option contract feature, an additional liability is established, if a provision for such contract feature is not required under other applicable accounting standards, if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date; (2) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities, when specified criteria are not met; (3) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (4) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (5) recognizing contract holder liabilities for persistency bonuses and other sales inducements; and (6) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period. The Group has early adopted SOP 03-1 retroactively as of January 1, 2003. The effect of initially adopting SOP 03-1 is reported as a cumulative effect of a change in accounting principle in the 2003 results of operations in the amount of CHF 529 million, net of taxes. This charge is caused primarily by the impact of establishing additional liabilities for certain group pension and individual life insurance contracts with annuitization options, reclassifying certain separate account assets to the general account and applying the respective valuation principles, establishing liabilities for sales inducements and increasing reserves for guaranteed minimum death benefits.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for an issuer’s classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. Effective September 30, 2003, the Group adopted SFAS 150 for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Specifically, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003 and that the Group has determined contain a financing element at inception and where the Group is deemed the borrower, are now included as a separate component within Cash flows from financing activities . Prior to July 1, 2003, these derivative instruments were included within cash flows from operating activities. The adoption of SFAS 149 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, which requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies the option to defer the adoption of FIN 46 to periods ending after March 15, 2004 for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The cumulative effect of the Group’s adoption of FIN 46 was an after-tax loss of CHF 15 million reported separately in the Consolidated statement of income as the Cumulative effect of accounting changes, net of tax . The cumulative effect was determined by recording the assets, liabilities and non-controlling interests in the VIE at their carrying amounts as of the date of consolidation. The difference between the net amount added to the consolidated statement of financial condition and the amount of previously recognized interest represents the cumulative effect. The Group is continuing to assess the impact of applying FIN 46R to the private equity investment companies, mutual funds and VIE counterparties.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its financial statements for periods ending after December 15, 2002 about its obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of a guarantee issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In November 2002, the EITF released Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives. The adoption of EITF 02-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing or other exit or disposal activity. The adoption of SFAS 146 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4) and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS 64). SFAS 145 also amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement became effective for fiscal year 2003. The adoption of SFAS 145 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Group adopted the standard on January 1, 2002. SFAS 144 requires all long-lived assets to be disposed of and discontinued operations to be measured at the lower of the carrying amount or fair value less costs to sell. SFAS 144 establishes additional criteria for determining when a long-lived asset is held for sale. It also broadens the definition of discontinued operations but does not allow for the accrual of future operating losses, as was previously permitted. Other than the presentation of discontinued operations in the statement of income, and the classification of related assets and liabilities as held for sale on the consolidated balance sheets, the adoption of SFAS 144 did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The statement became effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Effective July 1, 2001, the Group adopted the provisions of SFAS No. 141, Business Combinations (SFAS 141) and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), as required for goodwill and indefinite-lived intangible assets resulting from business combinations consummated after June 30, 2001. SFAS 141 requires that all business combinations consummated after June 30, 2001 be accounted for using the purchase method. Effective January 1, 2002, the Group adopted the remaining provisions of SFAS 142 under which goodwill and indefinite-lived intangible assets are no longer amortized but are subject to impairment tests, at least annually. The Group completed the required transitional impairment test of goodwill and indefinite-lived intangible assets as of January 1, 2002, and determined that there was no impairment of goodwill or intangible assets and no effect on the Group’s consolidated financial condition or results of operations as of January 1, 2002. Additionally, upon adoption, the Group reclassified certain intangible assets as follows: CHF 1,946 million from finite-lived intangibles to goodwill and CHF 71 million from goodwill to finite-lived intangibles.

Standards to be adopted in future periods
In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act (the Act) (FSP 106-1). The Act became law in December 2003 and introduced both a Medicare prescription drug benefit and a federal subsidy to sponsors of retiree health care plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. FSP 106-1 allows companies with postretirement healthcare plans that provide a prescription drug benefit to defer recognition of the prescription drug provisions of the Act. The deferral election suspends the application of the measurement and the disclosure requirements of SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (SFAS 106) until authoritative guidance is issued. The Group has elected to defer the accounting for the Act until the FASB issues further guidance in final form. The adoption of FSP 106-1 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2003, the AICPA issued SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

C Business developments and subsequent events

The Group’s significant divestitures and acquisitions for the years ended December 31, 2003, 2002 and 2001 are discussed below.

Divestitures
Effective September 1, 2003, the Group finalized the sale of Churchill Insurance Group, plc (Churchill), its UK non-life insurance operations, to the Royal Bank of Scotland. Cash consideration of CHF 2.4 billion was received. In connection with this transaction, the Group recorded a pre-tax loss of CHF 291 million.

Effective August 27, 2003, the Group finalized the sale of Republic Financial Services, Inc. formerly part of Winterthur’s US non-life insurance operations, to an American investor group led by Wand Partners Inc. The sale price was CHF 167 million. In connection with this transaction, the Group recorded a pre-tax loss of CHF 125 million.

Effective August 26, 2003, the Group finalized the sale of Winterthur Italia Holding S.p.A., Winterthur Assicurazioni S.p.A. and Winterthur Vita S.p.A., its Italian insurance operations, to Unipol Assicurazioni SpA. The sale price was CHF 2.3 billion. In connection with this transaction, the Group recorded a pre-tax gain of CHF 190 million.

Effective May 1, 2003, the Group sold CSFB’s clearing and execution platform, Pershing LLC to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. In connection with this transaction, the Group recorded a pre-tax loss of CHF 275 million of which CHF 246 million are included as of December 31, 2002.

Effective January 1, 2002, the Group sold Winterthur Versicherungs AG, Winterthur Pensionskassen AG und Wintisa Management and Consulting AG , its insurance and pension fund business in Austria, to Zürich Kosmos Versicherungs AG, a subsidiary of Zurich Financial Services Group. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 185 million.

Effective January 1, 2002, the Group transferred the insurance operations and certain assets and liabilities of Winterthur Assurances, Paris, and Winterthur Vie, Paris, France, to Mutuelles du Mans Assurances. Both parties to the transaction agreed not to disclose the price and conditions of the sale. In connection with this transaction, the Group recorded a pre-tax loss of CHF 32 million.

The Group sold Winterthur’s large corporate risks insurance operations (Winterthur International) to XL Capital Ltd in 2001 for an initial cash consideration of CHF 730 million. The sale price was subject to final determination and in December 2003 agreement was reached with XL Capital Ltd on the final sale price which resulted in the return of CHF 93 million of the purchase price to XL and an overall loss on sale of CHF 50 million. The sale is subject to additional indemnification provisions which are described in the paragraphs on indemnification in this note.

Acquisitions
On September 17, 2002, the Group acquired 100% of the shares of Premier Life Ltd., Luxembourg and the portfolio of Premier Life Ltd., Bermuda for a purchase price of CHF 30 million and CHF 14 million, respectively. The Luxembourg acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations were included in the consolidated financial statements for the first time in the fourth quarter of 2002. The total goodwill was CHF 9 million. The portfolio in Bermuda was also accounted for as a purchase and first included in the results of operations in the third quarter of 2002.

On December 7, 2001, the Group acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of global insurer Sun Life Financial Services of Canada Inc., for a purchase price of CHF 287 million. The companies are asset management companies with contracts for management of the insurance assets (including property) of their former affiliate Sun Life Assurance Company of Canada (UK) Limited and third-party institutional and retail funds. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations beginning December 7, 2001 have been included in the accompanying consolidated financial statements. The total goodwill was CHF 250 million.

On September 30, 2001, the Group acquired the non-life insurance activities of Commercial General Union in Belgium. The purchase price was CHF 175 million and the total goodwill was CHF 241 million. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Commercial General Union in Belgium beginning September 30, 2001 have been included in the accompanying consolidated financial statements.

On April 4, 2001, the Group acquired the Czech pension fund, Vojensky Otevreny Penzijni Fond (VOPF) for a purchase price of CHF 125 million. The Group acquired 93.28% of total capital on January 18, 2001 and 6.66% of total capital on May 9, 2001. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of VOPF beginning April 1, 2001 have been included in the accompanying consolidated financial statements. The total goodwill was CHF 104 million.

On February 7, 2001, the Group acquired JO Hambro Investment Management Ltd., an investment company targeting high-net-worth individuals, for CHF 229 million payable in a combination of cash and securities. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of JO Hambro Investment Management Limited beginning February 7, 2001 have been included in the accompanying consolidated financial statements. The total goodwill was CHF 208 million.

Indemnification
In connection with the sale of assets or businesses, the Group sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements. These indemnification provisions, sales price adjustments and the cost of reinsurance protection for risk retained resulted in charges to the statement of income of CHF 341 million, CHF 93 million and CHF 87 million in the years ended December 31, 2003, 2002 and 2001, respectively. Contingencies with respect to significant indemnification provisions provided by the Group are discussed below.

In accordance with the terms of the Sale and Purchase Agreement (SPA) for Winterthur International, the Group is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expires on June 30, 2004. This seasoning process may result in a balancing payment being due to the purchaser. The review is expected to take place in the second half of 2004 and will be determined with the assistance of an independent actuary should the Group and the purchaser disagree on the final amount due under the SPA.

The Group also entered into a profit and loss sharing agreement with the purchaser of Churchill. In accordance with the terms of the SPA for Churchill, the Group is required to reimburse the purchaser for a proportion of any losses in one line of business of a subsidiary of Churchill. Profits in this one line of business are shared under similar terms. The amount payable or receivable under the provisions of the Churchill SPA is determined based primarily on actuarial valuations which are updated and settled quarterly, with an independent actuarial valuation of the provisions being performed twice each year.

Subsequent events
On March 29, 2004, Winterthur announced the sale of its French subsidiary Rhodia Assurances S.A. to April Group. The transaction is subject to regulatory approval. Both parties to the transaction agreed not to disclose the price and conditions of the sale. Following the sale of Rhodia Assurances S.A., Winterthur Group will no longer have a presence in the French market.

On March 24, 2004, the Swiss government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the legal quote). This legislation impacts the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group. The initial impact is currently expected to result in a first quarter 2004 charge to net income/(loss) of approximately CHF 90 million after tax.

On February 3, 2004, the Group entered into an agreement to sell General de Valores Y Cambios, one of its brokerage businesses. The parties have agreed not to disclose the terms of the transaction, which has already obtained all relevant regulatory approvals.

D Discontinued operations

In accordance with SFAS 144, the results of operations of entities disposed of or classified as held for sale were reported as Discontinued operations in the statement of income for all years presented.

The Group presents the assets and liabilities of entities classified as held for sale as Discontinued operations – assets and Discontinued operations – liabilities , respectively, in the consolidated balance sheets. Assets and liabilities are reclassified as held for sale in the period in which the disposal determination is made and prior periods are not reclassified.

As of December 31, 2003 and 2002, assets held for sale related to discontinued operations were CHF 0 million and CHF 19,040 million, respectively, and liabilities held for sale related to discontinued operations were CHF 24 million and CHF 16,441 million, respectively.

The following table summarizes the results of discontinued operations, including gains and losses on sale:

Year ended December 31, in CHF m	2003		2002	2001

Total revenues	5,290		7,729	7,751
Total expenses	(5,278)	1)	(7,650)	(7,626)

Income/(loss) before taxes from discontinued operations	12		79	125

Gain/(loss) on disposal of stock	(234)		(526)	0
Income tax expense	124		0	3

Income/(loss) from discontinued operations, net	(346)		(447)	122

1) Including charges from indemnification provisions.

E Interest and dividend income and interest expense

The following table sets forth the details of interest and dividend income and interest expense:

Year ended December 31, in CHF m	2003	2002	2001

Interest income on loans	6,834	7,394	9,663
Interest income on investment securities	3,944	3,395	4,327
Dividend income from investment securities	198	469	679
Interest and dividend income on trading assets	10,775	10,997	13,747
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,252	7,750	14,303
Other	1,361	2,195	3,242

Total interest and dividend income	28,364	32,200	45,961

Deposits	3,404	4,386	9,084
Short-term borrowings	339	239	701
Interest expense on trading liabilities	4,829	4,328	6,417
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	4,655	7,505	15,249
Long-term debt	2,808	4,239	4,111
Other	602	494	310

Total interest expense	16,637	21,191	35,872

Net interest income	11,727	11,009	10,089

F Trading activities

The following table sets forth the details of trading-related revenues:

Year ended December 31, in CHF m	2003	2002	2001

Interest rate products	353	842	2,740
Equity/index-related products	2,361	806	5,088
Foreign exchange products	964	859	1,711
Other	(150)	936	189

Trading revenues	3,528	3,443	9,728

Interest and dividend income on trading assets	10,775	10,997	13,747
Interest expense on trading liabilities	(4,829)	(4,328)	(6,417)

Trading interest income, net	5,946	6,669	7,330

Total trading-related revenues	9,474	10,112	17,058

The following table summarizes the details of trading assets and liabilities:

December 31, in CHF m	2003	2002

Trading assets
Debt securities	162,424	157,198
Equity securities	66,269	40,052
Positive replacement values of derivative trading positions	51,842	53,032
Other	15,541	12,808

Total trading assets	296,076	263,090

Trading liabilities
Short positions	98,424	86,925
Negative replacement values of derivative trading positions	57,907	53,473

Total trading liabilities	156,331	140,398

G Loans

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:

December 31, in CHF m	2003	2002

Banks	1,254	1,416
Commercial	42,811	47,693
Consumer	70,932	65,029
Public authorities	3,419	3,107
Lease financings	3,481	3,230

Switzerland	121,897	120,475

Banks	7,876	8,841
Commercial	31,264	38,648
Consumer	19,741	18,330
Public authorities	797	1,586
Lease financings	144	165

Foreign	59,822	67,570

Loans, gross	181,719	188,045

Deferred expenses, net	106	179
Allowance for loan losses	(4,646)	(7,427)

Total loans, net	177,179	180,797

The following table sets forth the movements in the allowance for loan losses:

Year ended December 31, in CHF m	2003	2002	2001

Balance January 1	7,427	9,348	10,906

New provisions	1,686	3,194	2,674
Releases of provisions	(1,071)	(690)	(1,002)

Net additions charged to income statement	615	2,504	1,672

Gross write-offs	(3,333)	(3,692)	(3,720)
Recoveries	48	61	48

Net write-offs	(3,285)	(3,631)	(3,672)

Allowances acquired	26	4	2
Provisions for interest	155	187	400
Foreign currency translation impact and other adjustments, net	(292)	(985)	40

Balance December 31	4,646	7,427	9,348

The allowance for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flow analysis, fair value of collateral held less disposal costs and historical loss experience.

The following tables set forth details of impaired loans, with or without specific allowance, including troubled debt restructurings. Loans are considered impaired, when it is considered probable that the Group will not collect all amounts due under the loan terms.

December 31, in CHF m	2003	2002

With a specific allowance	6,459	11,807
Without a specific allowance	748	699

Total impaired loans, gross	7,207	12,506

H Earnings per share

The following table sets forth details of the calculation of earnings per share:

Year ended December 31, in CHF m	2003		2002		2001

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,675		(4,080)		(904)
Income/(loss) from discontinued operations, net of tax	(346)		(447)		122
Extraordinary items, net of tax	7		18		0
Cumulative effect of accounting changes, net of tax	(566)		61		123

Net income available for common shares for basic EPS	770		(4,448)		(659)

Interest on convertible securities	–	1)	–	2)	–	2)

Net income available for common shares for diluted EPS	770		(4,448)		(659)

Weighted-average common shares outstanding for basic EPS	1,168,883,452		1,154,529,909		1,134,355,261
Potential dilutive common shares
Contingent issuable shares	23,956,296		–	2)	–	2)
Incremental shares from assumed conversions
Convertible securities	–	1)	–	2)	–	2)
Share options	7,606,650		–	2)	–	2)

Adjusted weighted-average common shares for diluted EPS	1,200,446,398		1,154,529,909		1,134,355,261

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.43		(3.53)		(0.80)
Income/(loss) from discontinued operations, net of tax	(0.30)		(0.39)		0.11
Extraordinary items, net of tax	0.01		0.02		0.00
Cumulative effect of accounting changes, net of tax	(0.48)		0.05		0.11

Net income/(loss)	0.66		(3.85)		(0.58)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.39		(3.53)		(0.80)
Income/(loss) from discontinued operations, net of tax	(0.29)		(0.39)		0.11
Extraordinary items, net of tax	0.01		0.02		0.00
Cumulative effect of accounting changes, net of tax	(0.47)		0.05		0.11

Net income/(loss)	0.64		(3.85)		(0.58)

1) For 2003, the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities into 40,413,838 shares, as the effect would be antidilutive.
2) For 2002 and 2001, the computation of the diluted earnings per share excludes the effect of the contingent issuable shares, the potential exchange of convertible securities and the potential exercise of share options, as the effect would be antidilutive.

I Description of derivatives and hedging activities

Derivatives are generally either privately negotiated Over-the-Counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures. A description of the key features of these instruments and the key objectives of holding or issuing these instruments is discussed below.

Swaps
The Group’s swap agreements consist primarily of interest rate, equity and credit default swaps. The Group enters into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

Options
The Group writes option contracts specifically designed to meet the needs of customers and for trading purposes. These written options do not expose the Group to credit risk of the customer because the Group, not its counterparty, is obligated to perform. At the beginning of the contract period, the Group receives a cash premium. During the contract period, the Group bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Group purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Group also purchases options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, the Group obtains the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, the Group’s risk is limited to the premium paid. The underlying instruments for these options typically include fixed income securities, equities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed to assess creditworthiness.

Forwards and Futures
The Group enters into forward purchases and sales contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, the Group enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

Forward contracts expose the Group to the credit risk of the counterparty. To mitigate this credit risk, the Group limits transactions with specific counterparties, regularly reviews credit limits and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

In addition to the derivatives described above, the Group enters into contracts that are not considered derivatives in their entirety but that include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third party credit risk, or that have non-standard interest or foreign currency terms. When such embedded derivative features are not considered clearly and closely related to the host instrument, the embedded features will be accounted for separately at fair value with subsequent changes in fair value reflected in the statement of income, provided the embedded features meet the definition of a derivative. Once separated, the derivative is recorded in the same line in the consolidated balance sheet as the host instrument.

On the date the derivative contract is entered into, the Group designates the derivative as belonging to one of the following categories:

  (1) Trading activities;
  (2) A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
  (3) A hedge of the fair value of a recognized asset or liability;
  (4) A hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
  (5) A hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held at December 31, 2003 were used for trading activities.

Economic hedges
The Group uses interest rate derivatives to manage its net interest rate risk on certain of its core banking business assets and liabilities. However, these economic hedge relationships, while used to manage risk, do not qualify for hedge accounting treatment under US GAAP. Assets and liabilities subject to economic hedging are accounted for on an accrual basis with associated interest revenue and expense included in Net interest income . Derivatives used for economic hedging are accounted for at fair value with changes in fair value recorded in Trading revenues .

The Group also uses credit derivatives to manage the credit risk on certain of its loan portfolios. These derivatives also do not qualify for hedge accounting treatment under US GAAP. Loans subject to such economic hedges are accounted for on an accrual basis. Credit losses required to be recognized are recorded in the statement of income in Provision for credit losses when a loan is considered impaired. Credit derivatives used to hedge the credit risk in these loans are accounted for at fair value with changes in fair value recorded in Trading revenues .

Fair value hedges
The Group maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. The Group’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain assets and liabilities so that the net interest income is not significantly affected by movements in interest rates. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate.

In addition to hedging changes in fair value due to interest rate risk as discussed above, the Group uses:

  Cross currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and
  Foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities. For such hedges, the time value portion of a foreign currency forward is excluded from the hedging relationship and is recorded in Trading revenues .
Derivatives that are designated and qualify as fair value hedges are recorded in the consolidated balance sheet at fair value with the carrying value of underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities.

Cash flow hedges
The Group uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate CHF assets or liabilities. Further, the Group uses derivatives to hedge the cash flows associated with forecasted transactions.

For cash flow hedges of forecasted transactions, the maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 16 months.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings (e.g., when periodic settlements on a variable rate asset or liability are recorded in earnings). The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in Trading revenues .

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

The change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in AOCI , to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in Trading revenues . The Group uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI, to the extent the hedge is effective.

Hedge documentation
The Group formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. All derivatives that are designated as fair value, cash flow or foreign currency hedges are linked to specific assets and liabilities on the balance sheet or specific forecasted transactions. The Group also formally assesses, at inception of a hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. When it is determined that a derivative has ceased to be highly effective, the Group discontinues hedge accounting prospectively as discussed below. The effectiveness of hedging relationships is determined by evaluating the statistical correlation between the hedged item and the hedging instrument.

Hedge discontinuation
The Group discontinues hedge accounting prospectively in the following circumstances:

  (1) It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
  (2) The derivative expires or is sold, terminated, or exercised;
  (3) The derivative is no longer designated as a hedging instrument, because it is unlikely that the forecasted transaction will occur; or
  (4) The Group otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.
When the Group discontinues hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Fair value adjustments to underlying hedged items will be amortized to the consolidated statement of income over the remaining life of the instrument. When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into earnings in the same period or periods during which the formerly hedged transaction affects earnings. When the Group discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the required time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in current period earnings, unless re-designated as a hedging instrument.

In 2001, the Group adopted SFAS 133, Accounting for Derivatives and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. In accordance with the transition provisions of SFAS 133, the Group recorded the following in its consolidated financial statements:

  A net-of-tax cumulative adjustment of CHF 123 million in earnings to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities; and
  A net-of-tax cumulative adjustment of CHF 17 million in AOCI to recognize at fair value all derivatives that are designated as cash flow hedging instruments.
The Group reclassified CHF 14 million from the transition adjustment that was recorded in AOCI into earnings for the year ended December 31, 2001.

This unaudited consolidated US GAAP information does not represent complete financial statements in accordance with US GAAP. Complete audited consolidated US GAAP financial statements and related note disclosures will be made available in connection with the Group's filing of the 2003 Annual Report on Form 20-F with the SEC, which is expected to take place in June 2004.

SEGMENT US GAAP FINANCIAL INFORMATION - UNAUDITED

2003 BY QUARTER / FULL YEAR 2003 AND 2002

The unaudited US GAAP segment information contained in this report represents historical information, which previously was reported based on Swiss GAAP and is restated to be presented in accordance with US GAAP. This restatement to US GAAP has been performed in connection with the Group’s change of its primary basis of accounting from Swiss GAAP to US GAAP as of January 1, 2004. The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance. For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein. This information is being provided on a supplemental basis and not intended to satisfy any regulatory reporting requirements.

The unaudited US GAAP segment information presented herein reflects the segment composition effective as of January 1, 2004. As of that date, Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund groups from the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. Effective January 1, 2004, the Insurance segment within Credit Suisse Financial Services was renamed Non-Life.

SEGMENT US GAAP FINANCIAL INFORMATION - UNAUDITED

2003 BY QUARTER / FULL YEAR 2003 AND 2002

Consolidated statements of income

Private Banking income statement

Corporate & Retail Banking income statement

Life & Pensions income statement

Non-Life income statement

Institutional Securities income statement

Wealth & Asset Management income statement

Corporate Center income statement

Back to Contents

Consolidated statements of income
Unaudited

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Interest and dividend income	6,527	7,504	7,123	7,210	28,364	32,200
Interest expense	(4,030)	(4,486)	(3,950)	(4,171)	(16,637)	(21,191)

Net interest income	2,497	3,018	3,173	3,039	11,727	11,009

Commissions and fees	3,029	3,179	3,465	3,275	12,948	15,344
Trading revenues	1,287	1,214	233	794	3,528	3,443
Realized gains/(losses) from investment securities, net	82	588	513	353	1,536	(4,207)
Insurance net premiums earned	7,470	4,631	4,566	5,156	21,823	22,307
Other revenues	346	(474)	(200)	272	(56)	(510)

Total noninterest revenues	12,214	9,138	8,577	9,850	39,779	36,377

Net revenues	14,711	12,156	11,750	12,889	51,506	47,386

Policyholder benefits, claims and dividends	7,382	4,654	4,399	6,450	22,885	19,274
Provision for credit losses	197	114	113	191	615	2,504

Total benefits, claims and credit losses	7,579	4,768	4,512	6,641	23,500	21,778

Insurance underwriting, acquisition and administration expenses	1,149	1,049	1,116	1,228	4,542	4,909
Banking compensation and benefits	2,942	3,092	2,482	2,526	11,042	13,495
Other expenses	1,937	1,911	2,599	2,563	9,010	11,421
Goodwill impairment	0	1,510	0	0	1,510	0
Restructuring charges	25	35	32	46	138	32

Total operating expenses	6,053	7,597	6,229	6,363	26,242	29,857

Income/(loss) from continuing operations before taxes,
minority interests, extraordinary items and cumulative
effect of accounting changes	1,079	(209)	1,009	(115)	1,764	(4,249)

Income tax expense/(benefit)	318	357	259	(947)	(13)	(109)
Dividends on preferred securities for consolidated entities	32	33	34	34	133	133
Minority interests, net of tax	(1)	8	(9)	(29)	(31)	(193)

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes
	730	(607)	725	827	1,675	(4,080)

Income/(loss) from discontinued operations, net of tax	75	62	(452)	(31)	(346)	(447)
Extraordinary items, net of tax	4	1	0	2	7	18
Cumulative effect of accounting changes, net of tax	(530)	(12)	(10)	(14)	(566)	61

Net income/(loss)	279	(556)	263	784	770	(4,448)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Private Banking income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Net interest income	345	399	377	404	1,525	1,476

Commissions and fees	996	1,069	1,185	1,024	4,274	4,375
Trading revenues including realized gains/(losses)
from investment securities, net	127	(1)	131	250	507	79
Other revenues	19	11	23	140	193	82

Total noninterest revenues	1,142	1,079	1,339	1,414	4,974	4,536

Net revenues	1,487	1,478	1,716	1,818	6,499	6,012

Provision for credit losses	11	5	3	(7)	12	62

Compensation and benefits	495	509	517	530	2,051	2,215
Other expenses	459	438	504	541	1,942	2,107
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	0	1	0	11	12	17

Total operating expenses	954	948	1,021	1,082	4,005	4,339

Income from continuing operations before taxes, minority
interests, extraordinary items and cumulative effect
of accounting changes	522	525	692	743	2,482	1,611

Income tax expense	126	121	172	113	532	397
Minority interests, net of tax	3	4	4	4	15	15

Income from continuing operations before extraordinary
items and cumulative effect of accounting changes	393	400	516	626	1,935	1,199

Income/(loss) from discontinued operations, net of tax	(1)	0	0	2	1	(35)
Extraordinary items, net of tax	4	1	0	2	7	17
Cumulative effect of accounting changes, net of tax	0	0	(6)	(1)	(7)	0

Net income	396	401	510	629	1,936	1,181

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Corporate & Retail Banking income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Net interest income	550	585	597	579	2,311	2,181

Commissions and fees	173	170	177	194	714	739
Trading revenues including realized gains/(losses) from investment securities, net	27	(1)	114	41	181	(430)
Other revenues	24	35	16	12	87	173

Total noninterest revenues	224	204	307	247	982	482

Net revenues	774	789	904	826	3,293	2,663

Provision for credit losses	50	39	77	225	391	628

Compensation and benefits	281	281	293	259	1,114	1,065
Other expenses	239	253	253	293	1,038	1,375
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	0	0	0	0	0	0

Total operating expenses	520	534	546	552	2,152	2,440

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	204	216	281	49	750	(405)

Income tax expense/(benefit)	49	52	57	0	158	(111)
Minority interests, net of tax	0	1	0	0	1	0

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	155	163	224	49	591	(294)

Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	0
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	0	0	(6)	1	(5)	0

Net income/(loss)	155	163	218	50	586	(294)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Life & Pensions income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Gross premiums written	4,982	2,103	1,969	2,440	11,494	12,268

Net premiums earned	4,950	2,091	1,939	2,424	11,404	12,193

Net investment income	1,001	1,136	999	1,057	4,193	188
Other revenues including fees, net revenues from deposit business
general and separate account	96	123	37	126	382	354

Net revenues	6,047	3,350	2,975	3,607	15,979	12,735

Policyholder benefits incurred	5,443	2,479	2,127	2,779	12,828	13,482
Dividends to policyholders incurred	23	229	132	1,374	1,758	(1,880)
Provision for credit losses	(4)	4	3	10	13	23

Total benefits, dividends and credit losses	5,462	2,712	2,262	4,163	14,599	11,625

Insurance underwriting and acquisition expenses	159	119	152	313	743	801
Administration expenses	302	266	237	236	1,041	1,315
Other expenses	53	28	159	119	359	217
Goodwill impairment	0	1,510	0	0	1,510	0
Restructuring charges	13	10	13	3	39	0

Total operating expenses	527	1,933	561	671	3,692	2,333

Income/(loss) from continuing operations before taxes,
minority interests, extraordinary items and cumulative
effect of accounting changes	58	(1,295)	152	(1,227)	(2,312)	(1,223)

Income tax expense/(benefit)	88	17	(12)	(1,031)	(938)	772
Minority interests, net of tax	(4)	1	(10)	(26)	(39)	(93)

Income/(loss) from continuing operations before extraordinary
items and cumulative effect of accounting changes	(26)	(1,313)	174	(170)	(1,335)	(1,902)

Income/(loss) from discontinued operations, net of tax	38	12	(215)	(5)	(170)	(26)
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	(529)	0	0	(1)	(530)	0

Net income/(loss)	(517)	(1,301)	(41)	(176)	(2,035)	(1,928)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Non-Life income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Gross premiums written	4,992	2,103	1,968	1,919	10,982	10,665

Reinsurance ceded	(285)	(56)	(60)	(39)	(440)	(331)
Change in provisions for unearned premiums	(2,187)	493	719	852	(123)	(220)

Net premiums earned	2,520	2,540	2,627	2,732	10,419	10,114

Net investment income	192	229	245	264	930	(280)
Other revenues including fees	(27)	4	6	(40)	(57)	10

Net revenues	2,685	2,773	2,878	2,956	11,292	9,844

Claims and annuities incurred	1,869	1,872	2,058	2,000	7,799	7,787
Dividends to policyholders incurred	47	75	81	297	500	(117)
Provision for credit losses	1	(2)	1	9	9	15

Total claims, dividends and credit losses	1,917	1,945	2,140	2,306	8,308	7,685

Insurance underwriting and acquisition expenses	373	373	386	419	1,551	1,463
Administration expenses	317	294	341	262	1,214	1,339
Other expenses	26	96	479	9	610	668
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	11	25	20	31	87	15

Total operating expenses	727	788	1,226	721	3,462	3,485

Income/(loss) from continuing operations before taxes,
minority interests, extraordinary items and cumulative
effect of accounting changes	41	40	(488)	(71)	(478)	(1,326)

Income tax expense/(benefit)	(33)	(3)	(110)	(148)	(294)	80
Minority interests, net of tax	(1)	3	(4)	(5)	(7)	(117)

Income/(loss) from continuing operations before extraordinary items and cumulative
effect of accounting changes	75	40	(374)	82	(177)	(1,289)

Income/(loss) from discontinued operations, net of tax	17	51	(238)	(24)	(194)	190
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	0	0	0	(3)	(3)	0

Net income/(loss)	92	91	(612)	55	(374)	(1,099)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Institutional Securities income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Net interest income	829	937	1,092	1,157	4,015	3,697

Investment banking	813	873	939	839	3,464	4,389
Commissions and fees	612	624	691	581	2,508	3,301
Trading revenues including realized gains/(losses)
from investment securities, net	1,321	759	(100)	(42)	1,938	3,376
Other revenues	(21)	119	(3)	170	265	(437)

Total noninterest revenues	2,725	2,375	1,527	1,548	8,175	10,629

Net revenues	3,554	3,312	2,619	2,705	12,190	14,326

Provision for credit losses	154	50	10	(47)	167	2,023

Compensation and benefits	1,839	1,966	1,350	1,443	6,598	8,635
Other expenses	963	901	1,004	1,013	3,881	5,859
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	0	0	0	0	0	0

Total operating expenses	2,802	2,867	2,354	2,456	10,479	14,494

Income/(loss) from continuing operations before taxes,
minority interests, extraordinary items and cumulative
effect of accounting changes	598	395	255	296	1,544	(2,191)

Income tax expense/(benefit)	87	228	124	193	632	(1,095)
Dividends on preferred securities for consolidated entities	0	0	0	0	0	0
Minority interests, net of tax	0	0	0	0	0	0

Income/(loss) from continuing operations before extraordinary
items and cumulative effect of accounting changes	511	167	131	103	912	(1,096)

Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	0
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	0	(12)	(1)	(7)	(20)	64

Net income/(loss)	511	155	130	96	892	(1,032)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Wealth & Asset Management income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Net interest income	2	11	20	25	58	48

Asset management and administrative fees	562	569	616	670	2,417	2,944
Trading revenues including realized gains/(losses)
from investment securities, net	53	70	(1)	21	143	186
Other revenues	58	(2)	76	240	372	(140)

Total noninterest revenues	673	637	691	931	2,932	2,990

Net revenues	675	648	711	956	2,990	3,038

Provision for credit losses	0	0	0	0	0	0

Compensation and benefits	268	251	304	284	1,107	1,391
Other expenses	338	342	321	639	1,640	1,574
of which commission and distribution expenses	180	193	208	186	767	856
of which intangible asset impairment	0	0	0	270	270	0
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	0	0	0	0	0	0

Total operating expenses	606	593	625	923	2,747	2,965

Income from continuing operations before taxes, minority
interests, extraordinary items and cumulative effect
of accounting changes	69	55	86	33	243	73

Income tax expense/(benefit)	3	7	14	3	27	(30)
Dividends on preferred securities for consolidated entities	0	0	0	0	0	0
Minority interests, net of tax	0	0	0	0	0	0

Income from continuing operations before extraordinary
items and cumulative effect of accounting changes	66	48	72	30	216	103

Income/(loss) from discontinued operations, net of tax	21	(1)	1	(3)	18	(576)
Extraordinary items, net of tax	0	0	0	0	0	0
Cumulative effect of accounting changes, net of tax	0	0	0	(1)	(1)	(4)

Net income/(loss)	87	47	73	26	233	(477)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

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Corporate Center income statement

Segment US GAAP financial information (unaudited)

					12 months

in CHF m	1Q2003	2Q2003	3Q2003	4Q2003	2003	2002

Net revenues	(511)	(194)	(53)	21	(737)	(1,232)

Policyholder benefits, claims and dividends	0	(1)	1	0	0	2
Provision for credit losses	(15)	18	19	1	23	(247)

Total benefits, claims and credit losses	(15)	17	20	1	23	(245)

Insurance underwriting, acquisition and administration expenses	(2)	(3)	0	(2)	(7)	(9)
Banking compensation and benefits	59	85	18	10	172	189
Other expenses	(141)	(147)	(121)	(51)	(460)	(379)
Goodwill impairment	0	0	0	0	0	0
Restructuring charges	1	(1)	(1)	1	0	0

Total operating expenses	(83)	(66)	(104)	(42)	(295)	(199)

Income/(loss) from continuing operations before taxes,
minority interests, extraordinary items and cumulative
effect of accounting changes	(413)	(145)	31	62	(465)	(788)

Income tax expense/(benefit)	(2)	(65)	14	(77)	(130)	(122)
Dividends on preferred securities for consolidated entities	32	33	34	34	133	133
Minority interests, net of tax	1	(1)	1	(2)	(1)	2

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes
	(444)	(112)	(18)	107	(467)	(801)

Income/(loss) from discontinued operations, net of tax	0	0	0	(1)	(1)	0
Extraordinary items, net of tax	0	0	0	0	0	1
Cumulative effect of accounting changes, net of tax	(1)	0	3	(2)	0	1

Net income/(loss)	(445)	(112)	(15)	104	(468)	(799)

The Group did not manage its business in accordance with all requirements of US GAAP during the periods presented and, accordingly, the results presented on the restated basis may not be indicative of future financial performance.
For details on the accounting policies applied please refer to CONSOLIDATED US GAAP FINANCIAL INFORMATION 2003 – UNAUDITED and the selected explanatory notes contained therein.

RECONCILIATION FROM SWISS GAAP TO US GAAP – UNAUDITED – 2003 Table of contents
RECONCILIATION FROM SWISS GAAP TO US GAAP – UNAUDITED –
Table of contents
Reconciliation From Swiss Gaap to US GAAP (UNAUDITED)
Explanatory Notes
Differences between Swiss and US generally accepted accounting principles
1 Debt and equity securities
Valuation
Private equity
2 Consolidation
Special Purpose Entities
Determination of consolidated subsidiaries and equity method subsidiaries
3 Transfer of financial assets
4 Real estate
5 General provisions
Other business risks and Other provisions
Reserve for general banking risks
6 Business combinations and disposals
7 Share-based compensation
8 Pension benefits
9 Taxation
10 Loans
Loan fees and costs
Loan impairment
11 Leasing
12 Derivatives
13 Own bonds
14 Foreign currency
15 Capitalization of software
16 Mandatory convertible securities
17 Insurance liabilities
18 Winterthur purchase accounting
Investments
Life insurance
Deferred policy acquisition costs
Present value of future profits
Technical provisions
Goodwill
Retirement benefits
Taxation
Discontinued operations

Important note

This "Report" includes an unaudited reconciliation from Swiss GAAP to US GAAP of consolidated net profit and shareholders’ equity for and as of the year ended December 31, 2003. The purpose of providing this information is to allow stakeholders to understand the major differences between Swiss GAAP, in accordance with which the Group previously reported its results, and US GAAP, the Group's primary basis of accounting effective January 1, 2004. This report should be read only in conjunction with the audited consolidated Swiss GAAP financial statements included in our Annual Report 2003 and our Consolidated US GAAP financial information 2003 (unaudited). This report provides supplemental information and is not intended to satisfy any regulatory reporting requirements.

Cautionary statement regarding forward-looking information

This Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such -statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient -liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these -products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This Report may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is contained in this report and is posted on our website at

www.credit-suisse.com/sec.html.

Reconciliation From Swiss Gaap to US GAAP (UNAUDITED)

Reconciliation of Swiss GAAP and US GAAP net profit

in CHF m	Notes	2003

Swiss GAAP net profit before minority interests		5,123
Swiss GAAP minority interests		(124)

Swiss GAAP net profit		4,999

Adjustments in respect of
Debt and equity securities	1)	(246)
Consolidation	2)	45
Transfer of financial assets	3)	(15)
Real estate	4)	(2)
General provisions	5)	(202)
Business combinations and disposals	6)	797
Share-based compensation	7)	8
Pension plans	8)	290
Taxation	9)	(404)
Loans	10)	(27)
Leasing	11)	38
Derivatives	12)	(17)
Own bonds	13)	(15)
Foreign currency	14)	85
Capitalization of software	15)	(234)
Mandatory convertible securities	16)	(17)
Insurance liabilities	17)	(400)
Winterthur purchase accounting	18)	(3,913)

Total adjustments		(4,229)

US GAAP net profit		770

US GAAP minority interests		(102)

US GAAP net profit before minority interests		872

Reconciliation of Swiss GAAP and US GAAP shareholders' equity

December 31, in CHF m	Notes	2003

Swiss GAAP shareholders' equity before minority interests		34,692
Swiss GAAP minority interests		(2,956)

Swiss GAAP shareholders' equity		31,736

Adjustments in respect of
Debt and equity securities	1)	222
Consolidation	2)	(57)
Transfer of financial assets	3)	(255)
Real estate	4)	(10)
General provisions	5)	(30)
Business combinations and disposals	6)	2,149
Share-based compensation	7)	(433)
Pension plans	8)	(197)
Taxation	9)	50
Loans	10)	164
Leasing	11)	(3)
Derivatives	12)	447
Own bonds	13)	(129)
Foreign currency	14)	0
Capitalization of software	15)	203
Mandatory convertible securities	16)	(1,252)
Insurance liabilities	17)	(397)
Winterthur purchase accounting	18)	1,783

Total adjustments		2,255

US GAAP shareholders' equity		33,991

US GAAP minority interests		(2,957)

US GAAP shareholders' equity before minority interests		36,948

Explanatory Notes

Differences between Swiss and US generally accepted accounting principles

The following narrative provides additional details to support the tabular reconciliation of net profit and shareholders’ equity prepared under Swiss generally accepted accounting principles (Swiss GAAP) to net profit and shareholders’ equity prepared under US generally accepted accounting principles (US GAAP).

1 Debt and equity securities

Valuation
Under Swiss GAAP, trading securities are carried at fair value, unless fair value is not determinable, in which case they are carried at the lower of cost or market value (LOCOM). Under Swiss GAAP, the trading criteria must be fulfilled in order for a security to be classified as a trading security.

Under Swiss GAAP, debt and equity securities for the banking business that are held for sale and that do not constitute trading balances are carried at LOCOM. Unrealized losses are recorded through the income statement when market value is lower than cost. When market value increases, unrealized gains are recorded through the income statement only up to the initial cost value. Debt securities held until final maturity are valued at amortized cost (accrual method). Premiums and discounts are deferred and accrued over the term of the instrument until final maturity. Realized gains or losses that are interest related and that arise from the early disposal or redemption of the instrument are deferred and accrued over the remaining term of that instrument. In addition, under Swiss GAAP, any impairment of held-to-maturity securities, based on the credit worthiness of the issuer, is charged to the income statement.

Under US GAAP, debt and equity securities must be classified as:

  Trading, which are carried at fair value with changes in fair value recorded through earnings;
  Held-to-maturity (debt securities only), which are carried at amortized cost; or
  Available-for-sale, which are carried at fair value, with changes in fair value recorded in other comprehensive income, a separate component of shareholders’ equity.
Under US GAAP, a decline in the market value of available-for-sale or held-to-maturity securities that is deemed to be other-than-temporary results in an impairment being charged to the income statement. This also establishes a new cost basis that is not adjusted for subsequent recoveries.

Private equity
Under Swiss GAAP, private equity investments are carried at LOCOM.

Under US GAAP, in accordance with specialized industry accounting principles, private equity investments held by subsidiaries, which are considered investment companies that engage exclusively in venture capital and other related activities, are carried at estimated fair value, with changes in fair value recorded through net profit.

2 Consolidation

Special Purpose Entities
Under Swiss GAAP, consolidation of a special purpose entity (SPE) is required if the Group holds more than 50% of the voting rights of the SPE or has the ability to exercise control over the SPE. Consolidation would also be required if the Group has a legal or de facto obligation to support the SPE or the SPE is dependent on the Group for funding. Consolidation may be required by application of the principle of substance over form.

Under US GAAP, additional criteria apply. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the Financial Accounting Standards Board (FASB) modified FIN 46, through the issuance of FIN 46R, to provide companies the option to defer the adoption of FIN 46 to periods ending after March 15, 2004 for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The Group is continuing to assess the impact of applying FIN 46R to the private equity investment companies, mutual funds and VIE counterparties.

Determination of consolidated subsidiaries and equity method subsidiaries
Under Swiss GAAP, majority-owned subsidiaries that are not long-term investments or do not operate in the core businesses of the Group may be accounted for as financial investments or using the equity method, respectively. US GAAP has no such exception to consolidating majority-owned subsidiaries.

Under US GAAP, the Group accounts for investments under the equity method where it has the ability to exercise significant influence, which generally are investments in which the Group holds 20% to 50% of the voting rights.

3 Transfer of financial assets

Swiss GAAP requires that, when transferring financial assets, the assets be removed from the transferor’s balance sheet and a gain or loss be recognized when the following conditions are met:

  The securities are isolated from the transferor;
  The transferee obtains the right to pledge or exchange the transferred securities; and
  The transferor does not maintain effective control.
In addition, under Swiss GAAP, repurchase and reverse repurchase transactions held in the trading book, so-called matched-book repo transactions, are recorded at fair value.

Under US GAAP, the accounting for transfers of financial assets that are considered sales is generally based on the same conditions as under Swiss GAAP. However, satisfying the US GAAP criteria requires a “true sale” legal opinion, which is a more stringent threshold than under Swiss GAAP. The resulting adjustment for transfers not deemed to be sales is that the transferred assets remain on the balance sheet and the transaction is treated as a secured borrowing.

Under US GAAP, income from matched book repo transactions is recorded on an accrual basis.

4 Real estate

Under Swiss GAAP, the banking segments’ real estate held for own use that has been designated as held for disposal is carried at the lower of carrying amount or market value. Until a contract for sale is executed, depreciation continues to be recorded on these properties.

Under Swiss GAAP, real estate investments for the insurance business are impaired when the carrying amount exceeds the higher of net selling price and value in use. Value in use is defined as the sum of the discounted cash flows. An impairment results in a charge to the income statement. If the factors to determine the recoverable amount materially improve in subsequent periods, this would lead to a value increase, resulting in an adjustment to investment income from the insurance business.

Under US GAAP, real estate that is classified as held for disposal and where the sale is probable within one year is carried at the lower of carrying amount or fair value less sale costs. No depreciation is recorded on real estate held for disposal.

Under US GAAP, real estate investments are impaired when the carrying amount exceeds both the fair value and the sum of undiscounted cash flows. An impairment results in a charge to the income statement and establishes a new cost basis, which is not adjusted for subsequent recoveries.

5 General provisions

Under Swiss GAAP, valuation adjustments and reserves are permitted to be recorded when economically necessary or legally required. The criteria for establishing such provisions under US GAAP are more stringent than under Swiss GAAP. Under US GAAP, such provisions are generally only recorded when it is probable that a liability has been incurred and is reasonably estimable.

Under Swiss GAAP, the balance sheet line item Valuation adjustments and provisions includes provisions for restructuring, litigation, technology and other operational risks. The reserve for general banking risks is recorded as a separate component of shareholders’ equity. For purposes of the US GAAP reconciliation, certain of these provisions and reserves are not allowed and have been reversed.

Other business risks and Other provisions
Valuation adjustments and provisions for other business risks principally include provisions for miscellaneous operating receivables and technology risks. Other provisions consist primarily of litigation reserves. Under Swiss GAAP, these reserves are permitted to be recorded when economically necessary or legally required.

Under US GAAP, only probable and estimable costs that can be identified with an event or set of events that have occurred prior to the balance sheet date are accrued.

Reserve for general banking risks
In accordance with Swiss banking regulations, a reserve for general banking risks is recorded as a separate component of shareholders’ equity. Changes in the equity component must be recorded as an extraordinary item in the income statement or result from a reclassification from valuation adjustments and provisions no longer required.

US GAAP does not allow general unallocated provisions. For purposes of the US GAAP reconciliation, the reserve for general banking risks has been reversed.

6 Business combinations and disposals

Under Swiss GAAP, the Group capitalizes goodwill and intangible assets and amortizes them over their estimated useful lives on a straight-line basis.

Under US GAAP, all business combinations effected after June 30, 2001 must be accounted for using the purchase method. The associated goodwill and intangible assets with an indefinite life are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

Amortization amounts recorded under Swiss GAAP are reversed for the US GAAP reconciliation.

Further US GAAP adjustments are the result of: (1) capitalization of goodwill for pre-1997 acquisitions net of accumulated depreciation; (2) differences in the valuation of net assets at the date of acquisition, including certain amounts which are expensed under US GAAP but capitalized under Swiss GAAP, adjustments for items such as retention payments and certain restructuring charges and differences related to share option plans; and (3) differences in the carrying values of assets of discontinued operations and long-lived assets to be disposed of.

7 Share-based compensation

Under Swiss GAAP, the fair value method of accounting is applied to share option plans. The fair value of options granted is expensed over the future service periods. The fair value of shares issued in consideration of services rendered during the reporting period is accrued in that period. For shares granted in respect of future services, the fair value at grant date is expensed over the future service periods.

Under US GAAP, Credit Suisse Group has adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-based Compensation”, as amended by SFAS 148 “Accounting for Stock-based Compensation – Transition and Disclosure”, using the prospective method. SFAS 123 requires all share-based compensation awards, including share options, to be accounted for at fair value. Under the prospective transition method, all new awards granted to employees on or after January 1, 2003 will be accounted for at fair value. The fair value of share options is based on a Black-Scholes valuation model, with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The difference between Swiss and US GAAP results from the settlement of outstanding awards that were granted prior to the adoption of SFAS 123.

8 Pension benefits

Most pension plans of the Group are separate legal entities and employees contribute to a specific pension plan. The Group also makes contributions to the pension plans.

Under Swiss GAAP and US GAAP, pension expense and liabilities for defined benefit plans are valued based on specific actuarial assumptions such as future salary increases, expected return on plan assets, employee turnover, mortality, retirement age and administrative expenses of the pension plan. In calculating the current pension benefit obligation, estimated future pension benefits are discounted to the current period. The discount rate is established by examining the rates of return of both high-quality, long-term corporate bonds and long-term government bonds. The methodology for determining of appropriate discount rates is applied consistently group-wide.

The US GAAP adjustments result from differences in the recognition of prepaid assets, additional minimum pension liabilities, the classification of the pension plan as either a defined benefit or defined contribution plan, and the amortization of transition assets or liabilities.

9 Taxation

An adjustment arises from the aggregate differences between Swiss GAAP and US GAAP that will result in taxable or deductible amounts in future years (temporary differences).

10 Loans

Loan fees and costs
Under Swiss GAAP, loan origination fee income is deferred but direct loan origination costs are normally expensed.

Under US GAAP, certain qualifying direct loan origination costs must be deferred and amortized over the life of the loan using the effective interest method.

Loan impairment
Under Swiss GAAP, provisions for impaired loans are recorded based on either the fair value of the underlying collateral or, if the loans are not collateralized, undiscounted future cash flows.

For certain non-collateral dependent impaired loans, US GAAP requires measurement of impairment using the present value of future cash flows.

11 Leasing

For Swiss GAAP purposes, the Group, as lessor, classifies lease contracts as financial leases and records a leasing receivable based on the leased asset’s underlying value at lease inception. This balance is amortized over the life of the lease using the interest method.

For US GAAP purposes, certain of these lease contracts are classified as operating leases and no finance lease receivable is recognized. However, the underlying leased asset is recorded as a tangible asset and depreciated on a straight-line basis over its useful life.

12 Derivatives

Under Swiss GAAP, trading derivatives are recorded on the balance sheet at fair value. Realized and unrealized gains and losses from derivatives classified as trading are reported in Net trading income. Realized and unrealized gains and losses on derivatives classified as hedging instruments are recognized in income on the same basis as the underlying item being hedged with any difference in fair value recorded in Other Assets or Other Liabilities.

Under US GAAP, depending on the designation of the hedging instrument as either a fair value hedge, cashflow hedge or hedge of a net investment in a foreign operation, changes in fair value of the derivative are either offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings (for fair value hedges) or are recognized in other comprehensive income (for cash flow hedges). US GAAP does not permit the use of internal derivatives in hedging relationships unless the risk is perfectly offset to a third party. US GAAP also does not permit macro-hedging.

Unlike US GAAP, Swiss GAAP permits the use of internal derivatives in hedging relationships without requiring that a corresponding trade be executed externally. Macro-hedging is permitted under Swiss GAAP.

13 Own bonds

Under Swiss GAAP, the Group’s own bonds classified in the securities trading portfolio are recorded at fair value with changes in fair value recorded in net profit. Changes in market value of own bonds held in the insurance business are reported in shareholders’ equity. Interest earned on own bonds is reported as interest income.

Under US GAAP, the purchase of own bonds is treated as a reduction of long-term debt. Any gain or loss on resale of own bonds is deferred and amortized over the remaining term of the instrument.

14 Foreign currency

Accounting for foreign currency is similar under Swiss GAAP and US GAAP. Each Group entity must specify a functional currency in which its financial statements will be prepared. Individual transactions denominated in currencies other than the functional currency are considered foreign currency transactions and result in gains and/or losses recognized in earnings. Foreign currency gains and losses related to trading activity are included in trading income. Foreign currency translation adjustments resulting from consolidation of financial statements with functional currencies different than the Group’s reporting currency are recorded in shareholders’ equity.

For Swiss GAAP, the determination of the functional currency is generally the same as under US GAAP. Under Swiss GAAP, the local currency is normally assumed to be the functional currency. US GAAP has stricter guidelines and the determination of the functional currency is made based on evaluation of the primary economic environment in which the entity operates using specific salient economic indicators. This difference results in certain Group affiliates having different functional currencies for US GAAP than for Swiss GAAP and, consequently, different amounts of foreign currency gains and losses reported in the Group’s consolidated net profit.

15 Capitalization of software

Under Swiss GAAP, certain costs related to the acquisition and development of internal use computer software have been capitalized and depreciated over the estimated useful life of the software. This treatment is in line with the treatment under US GAAP. The difference between Swiss GAAP and US GAAP results from the amortization of amounts capitalized under US GAAP prior to January 1, 2002 when software costs were not capitalized under Swiss GAAP.

16 Mandatory convertible securities

Under Swiss GAAP, the Mandatory Convertible Securities (MCS) issued by the Group through its wholly owned subsidiary, Credit Suisse Group Finance (Guernsey) Ltd., are disclosed in the line item Capital Reserves. Under US GAAP, the MCS are classified as Long-term debt. The MCS have fixed and variable coupons. Under Swiss GAAP, the fixed coupon amount is accrued through the line item Other operating expense and the variable coupon amount is disclosed as a movement in shareholders’ equity. Under US GAAP, both the fixed and variable coupon amounts are recorded as Interest expense.

17 Insurance liabilities

Under US GAAP, the Group has elected to adopt the Statement of Position 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”, as of January 1, 2003. This statement requires that additional liabilities be recorded in respect of guaranteed minimum death benefits, annuitization benefits and sale inducements. Under Swiss GAAP, no additional liabilities were recorded.

18 Winterthur purchase accounting

Under Swiss GAAP, the Group accounted for the merger of Credit Suisse Group and “Winterthur” Swiss Insurance Company using the pooling of interests method. The balance sheets and income statements of the two companies were combined with no adjustments made to carrying values of the assets and liabilities.

Under US GAAP, this business combination is accounted for using the purchase method of accounting, with Credit Suisse Group as the acquirer. Under the purchase method, the acquirer reports the assets and liabilities of the acquired company at fair market value on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the net tangible assets acquired is allocated first to identifiable intangible assets based on their fair value, if determinable, with the remainder allocated to goodwill.

The following table details adjustments to shareholders’ equity and net profit attributable to purchase accounting as described below:

	Net	Shareholders'
	profit	equity
in CHF m	2003	31.12.03

Investments	(906)	1,391
Life insurance
Deferred policy acquisition costs	251	(1,154)
Present value of future profits	(331)	1,911
Technical provisions	47	(428)
Goodwill	(1,509)	310
Retirement benefits	12	227
Taxation	377	(474)
Discontinued operations	(1,854)	0

Total purchase accounting adjustments	(3,913)	1,783

Investments
Under purchase accounting, investments are recorded at fair value at the date of acquisition. The unrealized gains and losses on available-for-sale securities existing before the date of acquisition are reclassified in shareholders’ equity from net unrealized gains to retained earnings. The fair value at the date of acquisition becomes the new cost basis for the investments and the realized gains and losses on disposal of investments, depreciation on real estate and the unrealized gains and losses on available-for-sale securities are adjusted for the new cost basis.

Life insurance
Deferred policy acquisition costs
Under purchase accounting, the deferred policy acquisition costs for life insurance existing at the date of acquisition are eliminated.

Present value of future profits
The present value of future profits (PVFP) is the actuarially determined present value of anticipated profits to be realized from life and health insurance in force at the date of the Group’s acquisition of “Winterthur” Swiss Insurance Company. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Technical provisions
Under purchase accounting, life insurance technical provisions are revalued at the date of acquisition, using current assumptions at such date.

Goodwill
The excess of the consideration paid for “Winterthur” Swiss Insurance Company over the fair value of the net tangible assets of Winterthur received was recorded as goodwill, which, under US GAAP, is subject to impairment testing at least annually or when certain triggering events, have occurred.

Retirement benefits
Under purchase accounting, the projected benefit obligation and fair value of plan assets are remeasured at the date of acquisition.

Taxation
This adjustment represents the tax effect of the purchase accounting adjustments that result in temporary differences.

Discontinued operations
This adjustment represents purchase accounting adjustments related to discontinued operations.

This report should be read only in conjunction with the audited consolidated Swiss GAAP financial statements 2003 and the Consolidated US GAAP financial information 2003 (unaudited).

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date April 27, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature.		Member of the Executive Board

/s/ Karin Rhomberg Hug
Managing Director